SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                           RULES 13d-1(b) AND (c) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 3)(1)

                            Applied Biometrics, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   03814L 10 3
             ------------------------------------------------------
                                 (CUSIP Number)

--------


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

CUSIP No. 03814L 10 3                   13G                    Page 2 of 5 Pages


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Aaron Boxer Revocable Trust, Aaron Boxer, Trustee

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  |_|
                                                              (b)  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                5.       SOLE VOTING POWER

          NUMBER OF                               307,000

            SHARES              6.       SHARED VOTING POWER

         BENEFICIALLY                             0

        OWNED BY EACH           7.       SOLE DISPOSITIVE POWER

       REPORTING PERSON                           307,000

             WITH               8.       SHARED DISPOSITIVE POWER

                                                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  307,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.2%

12.      TYPE OF REPORTING PERSON*

                  IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 03814L 10 3                   13G                    Page 3 of 5 Pages


Item 1(a).          Name of Issuer:

                             Applied Biometrics, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                             501 East Highway 13
                             Burnsville, Minnesota  55337

Item 2(a).          Name of Person Filing:

                             See Item 1 on cover page

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                             c/o Miller, Johnson & Kuehn, Incorporated
                             5500 Wayzata Boulevard
                             Suite 800 - Eighth Floor
                             Minneapolis, Minnesota  55416

Item 2(c).          Citizenship:

                             See Item 4 on cover page

Item 2(d).          Title of Class of Securities:

                             Common Stock, $.01 par value

Item 2(e).          CUSIP Number:

                             See cover page

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

                              (a) |_| Broker or dealer registered under Section
                                      15 of the Act,

                              (b) |_| Bank as defined in Section 3(a)(6) of the
                                      Act,

                              (c) |_| Insurance Company as defined in Section
                                      3(a)(19) of the Act,

                              (d) |_| Investment Company registered under
                                      Section 8 of the Investment Company Act,

                              (e) |_| Investment Adviser registered under
                                      Section 203 of the Investment Advisers
                                      Act of 1940,

                              (f) |_| Employee Benefit Plan, Pension Fund
                                      which is subject to the provisions of
                                      the Employee Retirement Income Security
                                      Act of 1974 or Endowment Fund; SEE
                                      13d-1(b)(1)(ii)(F),

                              (g) |_| Parent Holding Company, in accordance with
                                      Rule 13d-1(b)(ii)(G); SEE Item 7,

                              (h) |_| Group, in accordance with Rule
                                      13d-1(b)(1)(ii)(H).

CUSIP No. 03814L 10 3                   13G                    Page 4 of 5 Pages


Item 4.             Ownership.

                             If the percent of the class owned, as of December
                    31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                            (a)      Amount beneficially owned:

                                              See Item 9 on cover page

                            (b)      Percent of class:

                                              See Item 11 on cover page

                            (c) Number of shares as to which such person has:

                                     (i)      Sole power to vote or to direct
                                              the vote:  See Item 5 on cover
                                              page

                                     (ii)     Shared power to vote or to direct
                                              the vote: See Item 6 on cover page

                                     (iii)    Sole power to dispose or to direct
                                              the disposition of: See Item 7 on
                                              cover page

                                     (iv)     Shared power to dispose or to
                                              direct the disposition of: See
                                              Item 8 on cover page

Item 5.             Ownership of Five Percent or Less of a Class.

                             Not applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                             Not applicable

Item 8.             Identification and Classification of Members of the Group.

                             Not Applicable

Item 9.             Notice of Dissolution of Group.

                             Not applicable

CUSIP No. 03814L 10 3                   13G                    Page 5 of 5 Pages


Item 10.            Certification.

                             Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998

                                               /s/ Aaron Boxer
                                               ---------------------------------
                                               Aaron Boxer Revocable Trust,
                                               Aaron Boxer, Trustee